 EXHIBIT (a)(1)(A)
Offer to Purchase for Cash
Up to 8,925,815 Shares of Common Stock
of
MONSTER WORLDWIDE, INC.
at
$3.70 NET PER SHARE
by
STRATEGIC INVESTMENT OPPORTUNITIES LLC
an affiliate of
MEDIANEWS GROUP, INC.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, NOVEMBER 23, 2016, UNLESS THE OFFER IS EXTENDED.
The Offer (as defined herein) is being made pursuant to the terms and conditions set forth herein by Strategic Investment Opportunities LLC, a Delaware limited liability company (the “Purchaser”), an affiliate of MediaNews Group, Inc., a Delaware corporation (“MNG”). The Purchaser is offering to purchase up to 8,925,815 shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of Monster Worldwide, Inc., a Delaware corporation (“Monster” or the “Company”), at a price of  $3.70 per Share, net to the seller, in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” If more than 8,925,815 Shares are properly tendered and not properly withdrawn, the Purchaser will purchase Shares properly tendered and not properly withdrawn on a pro rata basis (based on the number of Shares tendered by each stockholder) with adjustments to avoid the purchase of fractional Shares.
The Offer is not subject to a financing condition, nor is it conditioned on any minimum number of shares being tendered. The Offer is subject to the satisfaction or waiver of certain other conditions set forth in this Offer to Purchase, including the termination of both the Randstad Offer (as defined herein) and the Randstad Merger Agreement (as defined herein) at least two business days prior to expiration of the Offer, and the successful completion of the Consent Solicitation (as defined herein).
After giving effect to the Offer, assuming the purchase of 100% of the Shares sought in the Offer, the Purchaser is expected to own approximately 19,225,815 shares of Common Stock or 21.5% of the outstanding shares of Common Stock. The Purchaser is not able to purchase more than 25% of the outstanding Common Stock without causing a “Change of Control” under the Credit Agreement (as defined herein).
Any stockholder of Monster wishing to tender Shares in the Offer must (i) complete and sign the Letter of Transmittal in accordance with the instructions therein and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein), together with any certificates representing the Shares tendered, (ii) follow the procedure for book-entry transfer described in Section 3 — “Procedures for Tendering Shares” or (iii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender its Shares.
Questions and requests for assistance may be directed to the Information Agent (as defined herein) at the address, telephone numbers and email address set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Information Agent.
The Information Agent for the Offer is:
OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
Banks and Brokerage Firms, Please Call: (212) 297-0720
Stockholders and All Others Call Toll-Free: (855) 305-0856
Email: info@okapipartners.com
October 25, 2016

IMPORTANT
Stockholders desiring to tender Shares must:
1.
For Shares that are registered in the stockholder’s name and held in book-entry form:

•
prepare an Agent’s Message (as defined in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase) or complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal (including by having the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 3 or 4 of the Letter of Transmittal);

•
deliver the Agent’s Message or the Letter of Transmittal (or a manually signed facsimile thereof) and any other required documents to Continental Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), at its address on the back of this Offer to Purchase; and

•
transfer the Shares through book-entry transfer into the account of the Depositary and provide the Depositary with confirmation of such book-entry transfer.

2.
For Shares that are registered in the stockholder’s name and held as physical certificates:

•
complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal (including by having the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 3 or 4 of the Letter of Transmittal); and

•
deliver the Letter of Transmittal (or a manually signed facsimile thereof), the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

3.
For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

The Letter of Transmittal (or a manually signed facsimile), the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares may not be tendered by notice of guaranteed delivery.

i

SUMMARY TERM SHEET
Securities Sought:	Up to 8,925,815 shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of Monster Worldwide, Inc., a Delaware corporation (“Monster” or the “Company”)
Price Offered Per Share:	$3.70 net in cash, without interest, but subject to any applicable tax withholding
Scheduled Expiration of Offer:	5:00 p.m., New York City time, on Wednesday, November 23, 2016, unless extended
The Purchaser:	Strategic Investment Opportunities LLC, a Delaware limited liability company (“we,” “us” or the “Purchaser”), an affiliate of MediaNews Group, Inc., a Delaware corporation (“MNG”)
The following are some of the questions that you, as a stockholder of Monster, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not necessarily complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to the Purchaser.
Why are you making the Offer?
We believe that the Board of Directors of Monster (the “Monster Board”) has not acted in the best interests of the Company or pursued avenues that would maximize stockholder value. A prime example is the Monster Board’s decision to enter into the Agreement and Plan of Merger, dated as of August 8, 2016 (the “Randstad Merger Agreement”), among Monster, Merlin Global Acquisition, Inc. (“Merlin”) and Randstad North America, Inc. (“Randstad”), whereby Randstad agreed to acquire the stock of the Company for $3.40 per share of Common Stock pursuant to a tender offer (the “Randstad Offer”) and subsequent merger. We believe that a price of  $3.40 per share greatly undervalues the Company and we are confident there is a path forward for the Company that would create significantly more value for stockholders than selling to Randstad at such a price.
We believe that, based on Monster’s public filings, the Monster Board has not acted in the best interests of Monster by: (i) conducting a flawed and disorganized sales process as shown, for instance, by allowing Monster to ignore the request of a bidder offering $4.45 per share to meet with Monster to discuss earnings forecasts and by giving another bidder offering $4.15 – $4.20 per share less than 24 hours to submit a formal bid, (ii) entering into the Randstad Merger Agreement for a purchase price of  $3.40 per share, when, only several months earlier, in December 2015, Monster was buying back stock at an average price of almost $6.00 per share, and (iii) overseeing a steady decline in revenue, from $942 million in 2011 to $635 million as of June, 2016 making for a -7.6% Compound Annual Growth Rate, as well as stockholder returns that lag behind its proxy peer group average.
We are conducting this Offer, in connection with the solicitation of written consents from the stockholders of Monster (which is being conducted by our affiliate, MediaNews Group, Inc.) to replace the current members of the Monster Board (the “Consent Solicitation”), as an alternative to stockholders tendering their shares under the Randstad Offer. We believe that, with a new board of directors, the Company can be revitalized, instead of being sold to Randstad for an undervalued price of  $3.40 per share. We are confident that with the right leadership and oversight, Monster can stem the revenue declines it is experiencing and restructure its operations to significantly increase profitability. In support of this belief, we are making this Offer to acquire up to 8,925,815 Shares. After giving effect to the Offer, assuming the purchase of 100% of the Shares sought in the Offer, we expect to own approximately 19,225,815 shares of Common Stock or 21.5% of the outstanding shares of Common Stock. We are not able to purchase more than 25% of the outstanding Common Stock without causing a “Change of Control” under Monster’s Third Amended and Restated Credit Agreement, dated as of October 31, 2014, by and among Monster and Certain Subsidiaries as Borrowers, Bank of America, N.A. and other Lenders (the “Credit Agreement”).

What is the class and amount of securities being sought in the Offer?
We are offering to purchase up to 8,925,815 Shares, or such lesser number of Shares as are validly tendered and not properly withdrawn. If more than 8,925,815 Shares that would have otherwise been accepted are tendered pursuant to the Offer, then tendered Shares will be purchased on a pro rata basis (based on the number of Shares tendered by each stockholder) with adjustments to avoid the purchase of fractional Shares; provided, however, that the percentage purchased will not increase or decrease as a result of the proration unless we keep the Offer open for at least 10 business days from the date that notice of such increase or decrease is first published or sent or given to the Monster stockholders. See Section 1 — “Terms of the Offer.” After giving effect to the Offer, assuming the purchase of 100% of the Shares sought in the Offer, the Purchaser is expected to own approximately 19,225,815 shares of the outstanding Common Stock or 21.5% of the outstanding shares of Common Stock.
How much are you offering to pay and in what form of payment?
We are offering to pay $3.70, net to you, in cash, without interest but subject to any applicable tax withholding, for each Share tendered and not properly withdrawn that is accepted for payment in the Offer.
What are the conditions to the Offer?
The Offer is not subject to a financing condition, nor is it conditioned on any minimum number of shares being tendered. The Offer is subject to the satisfaction or waiver of certain other conditions set forth in this Offer to Purchase, including, among other things, that: (i) each of the Randstad Offer and the Randstad Merger Agreement has been terminated at least two business days prior to the expiration of the Offer; (ii) the Consent Solicitation has been successfully completed; (iii) all consents or approvals applicable to the Offer are obtained; (iv) no statute, rule, regulation, injunction, order or decree is proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer, and no action or proceeding has been threatened, instituted or brought by any government entity that (a) challenges or seeks to make illegal, to delay, directly or indirectly, to restrain or prohibit the making of the Offer or acceptance for payment of some or all of the Shares, (b) seeks to obtain material damages directly or indirectly relating to the Offer, (c) seeks to impose limitations on the Purchaser’s ability to effectively exercise any rights as record or beneficial owner of shares of Common Stock (including, without limitation, the right to vote any shares of Common Stock acquired or owned by the Purchaser on all matters properly presented to Monster’s stockholders), or (d) otherwise had a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of Monster or resulted in a material diminution in the value of the Common Stock; (v) (a) no change occurs or is threatened in the business, assets, liabilities, financial condition, capitalization, operations or results of operations of Monster that had or would reasonably be expected to have a material adverse effect on Monster, and (b) there is not a decline in the closing price for the Common Stock prior to the expiration of the Offer to less than $3.00; (vi) no disruption in the markets, banking moratorium, any material adverse change in the U.S. or any other currency exchange rates, commencement of war or armed hostilities directly or indirectly involving the United States or any act of terrorism involving the United States, or limitation on extension of credit by banks or other financial institutions; (vii) no other tender offer or exchange offer (other than the Randstad Offer) has been publicly proposed, and no person or group (including Randstad) has entered into a definitive agreement (other than the Randstad Merger Agreement) with respect to a tender, exchange offer, merger, consolidation or other business combination; (viii) Monster has not (a) taken any actions or made any change in connection with its Common Stock, such as a split, combination, redemption, sale, new issuance or declaration or payment of a dividend, (b) entered into an agreement with respect to, or effected, any merger, consolidation or similar business combination or acquisition or disposition of assets or relinquishment of any material contract not in the ordinary course of business, (c) entered into any agreements that had a material adverse effect on the liabilities, financial condition, capitalization, operations or results of operations of Monster or resulted in a material diminution in value of the shares of Common Stock or (d) amended its certificate of incorporation or bylaws and (ix) Monster made no covenant, term or condition in any of its instruments or agreements that had a material adverse effect on the liabilities, financial condition, capitalization, operations or results of operations of Monster or resulted in a material diminution in value of the shares of Common Stock. The Purchaser expressly reserves the right to waive any of the conditions to the Offer (to the extent legally permissible) and to make any change in the terms of or conditions to the Offer.

This is a summary of the conditions to the Offer. For a complete description of the conditions to the Offer, see Section 13 — “Conditions of the Offer.”
Do you have the financial resources to make payment?
Yes. We have sufficient funds to pay for all Shares tendered and not properly withdrawn that are accepted for payment in the Offer. The Offer is not subject to a financing condition. See Section 10 — “Source and Amount of Funds.”
What is the market value of my Shares as of a recent date, and what “premium” would I receive?
On October 20, 2016, the last full trading day before announcement of the Offer, the closing price of the Shares reported on the NYSE was $3.37 per Share. On August 8, 2016, the last full trading day before announcement of the Randstad Merger Agreement, the closing price of the Shares reported on the NYSE was $2.77 per Share. We advise you to obtain a recent quotation for the Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of the Shares; Dividends on the Shares.”
The Offer Price of  $3.70 net cash per Share represents a 9.8% premium to the closing price of the Shares reported on the NYSE on October 20, 2016, the last full trading day before we announced the Offer and a 33.6% premium to the closing price of the Shares reported on the NYSE on August 8, 2016, the last full trading day before announcement of the Randstad Merger Agreement. We encourage you to obtain a recent quotation for the Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends on the Shares.”
Can the Offer be extended and under what circumstances?
We may elect to extend the Offer from time to time, including if the conditions of the Offer are not satisfied or if the rules of the SEC require us to do so. See Section 1 — “Terms of the Offer” and Section 13 — “Conditions of the Offer” below. We expect to extend the Offer from time to time to ensure that the Offer will expire after the scheduled expiration of the Randstad Offer.
How will I be notified if the Offer is extended?
If we extend the Offer, we will inform Continental Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), and notify Monster stockholders by making a public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”
Who is offering to buy my Shares?
Purchaser, together with its affiliates (collectively, “MediaNews”), is a leader in local, multiplatform news and information, distinguished by its original content and high quality, diversified portfolio of local media assets. MediaNews is the second largest newspaper company in the United States by circulation, serving an audience of over 40 million readers on a monthly basis. MediaNews’ portfolio of products includes 67 daily newspapers and 180 non-daily publications. MediaNews has a leading local news audience share in each of its primary markets and its content monetization platforms serve clients on both a national and local scale. MediaNews also has intimate knowledge of the job board space through its ownership of Jobs in the US, which operates regionally focused job boards in New England.
As of the date of this Offer to Purchase, the Purchaser holds an aggregate number of 10,300,000 Shares, representing approximately 11.6% of the total number of Shares that were outstanding as of September 30, 2016. Our business address is 101 W. Colfax Avenue, Suite 1100, Denver, Colorado 80202, and our business telephone number is (408) 920-5999. See Section 9 — “Certain Information Concerning the Purchaser” of this Offer to Purchase.
How long do I have to decide whether to tender into the Offer?
Unless we extend the expiration date of the Offer, you will have until 5:00 p.m., New York City time, on Wednesday, November 23, 2016, to tender your Shares into the Offer. If you own your Shares through a broker or other nominee, and you would like your broker or other nominee to tender your Shares on your behalf, your broker or nominee may require that you notify them of your desire to tender your Shares in advance of the expiration date of the Offer.
How do I tender my Shares?
To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal (or a manually signed facsimile), to the Depositary before the Offer expires. If your Shares are held in book-entry form, you must deliver the Letter of Transmittal (or a manually signed facsimile) or Agent’s Message in lieu of the Letter of Transmittal to the Depositary before the Offer expires. If your Shares are held in street name, your Shares can be tendered by your nominee through the Depositary.
If I tender my Shares, when and how will I get paid?
If the conditions to the Offer as set forth in Section 13 — “Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will be entitled to an amount equal to the number of Shares you tendered into the Offer multiplied by the Offer Price, net to you in cash, without interest, less any applicable withholding taxes, promptly following our acceptance of such Shares. We will pay for your validly tendered and not properly withdrawn Shares by depositing the aggregate Offer Price therefor with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of  (i) certificates representing such Shares or a confirmation of a book-entry transfer of such Shares as described in Section 3 — “Procedures for Tendering Shares — Book-Entry Transfer,” (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile), together with any required signature guarantees or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and (iii) any other required documents for such Shares. See Section 2 — “Acceptance for Payment and Payment for Shares.”
Can holders of stock options participate in the Offer?
The Offer is only for Shares and not for any options. If you hold vested but unexercised stock options and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable stock option plan, and tender the shares received upon the exercise in accordance with the terms of the Offer. See “Introduction” to this Offer to Purchase and Section 3 — “Procedure for Tendering Shares.”
How do I withdraw previously tendered Shares?
To withdraw your Shares that you have previously tendered, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 4 — “Withdrawal Rights.”
Until what time may I withdraw Shares that I have tendered?
If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, if we have not agreed to accept your Shares for payment by December 24, 2016, you may withdraw them at any time until we accept them for payment and pay for them. See Section 4 — “Withdrawal Rights.”
Will I have to pay any fees or commissions?
If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Have any Monster stockholders agreed to tender their Shares?
No, not as of the date hereof.
Are there any agreements between you and Monster related to the Offer?
No, not as of the date hereof.
Upon the successful consummation of the Offer, will Shares continue to be publicly traded?
Currently, the Shares are actively traded on the NYSE, and we expect that the Shares will continue to be publicly traded following the Offer. Notwithstanding the foregoing, following the Offer, the NYSE may consider delisting the Shares if certain conditions are not met. See Section 7 — “Effect of the Offer on the Market for the Shares; The NYSE Listing; Exchange Act Registration; Margin Regulations.”
If I object to the price being offered, will I have appraisal rights?
No appraisal rights are available to the holders of Shares in connection with the Offer. If you sell your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.
What are the material U.S. federal income tax consequences of participating in the Offer?
The receipt by a U.S. holder (as defined in Section 5 — “Certain U.S. Federal Income Tax Consequences”) of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder who sells Shares pursuant to the Offer generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received in exchange therefor (determined before the deduction of any backup withholding tax) and the adjusted tax basis of the Shares. See Section 5 — “Certain U.S. Federal Income Tax Consequences” for more information, including material U.S. federal income tax consequences of the Offer to non-U.S. holders. You should consult your tax advisor about the tax consequences to you of participating in the Offer in light of your particular circumstances, including, without limitation, the applicability and effect of state, local, non-U.S. and other tax laws.
Who can I talk to if I have questions about the Offer?
You may call Okapi Partners LLC, the information agent for the Offer (the “Information Agent”), at (855) 305-0856 (toll free). See the back cover of this Offer to Purchase for additional information on how to contact the information agent.

To the Holders of Monster Common Stock:
INTRODUCTION
Strategic Investment Opportunities LLC, a Delaware limited liability company (“we,” “us” or the “Purchaser”), an affiliate of MediaNews Group, Inc., a Delaware corporation (“MNG”), hereby offers to purchase up to 8,925,815 shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of Monster Worldwide, Inc., a Delaware corporation (“Monster” or the “Company”), at a price of $3.70 per Share, net to the seller, in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” If more than 8,925,815 Shares are properly tendered and not properly withdrawn, the Purchaser will purchase Shares properly tendered and not properly withdrawn on a pro rata basis (based on the number of Shares tendered by each stockholder) with adjustments to avoid the purchase of fractional Shares.
The Offer is not subject to a financing condition, nor is it conditioned on any minimum number of shares being tendered. The Offer is subject to the satisfaction or waiver of the conditions described under Section 13 — “Conditions to the Offer,” including the termination of both the Randstad Offer (as defined herein) and the Randstad Merger Agreement (as defined herein) at least two business days prior to expiration of the Offer, and the successful completion of the Consent Solicitation (as defined herein).
The material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer are described in Section 5 — “Certain U.S. Federal Income Tax Consequences.”
The Offer is made only for shares of Common Stock and is not made for any options or other rights to acquire shares. Holders of vested but unexercised options to purchase shares of Common Stock may exercise such options in accordance with the terms of the applicable option plan and tender some or all of the shares issued upon such exercise. The tax consequences to holders of options of exercising those securities are not described under Section 5 — “Certain U.S. Federal Income Tax Consequences.” Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options.
Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by Continental Stock Transfer & Trust Company, which is acting as the depositary for the Offer (the “Depositary”) and Okapi Partners LLC, which is acting as the information agent for the Offer (the “Information Agent”). See Section 16 — “Fees and Expenses.”
THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER
1.
Terms of the Offer

The Purchaser is offering to purchase up to 8,925,815 Shares of Common Stock, par value $0.001 per share, of Monster, or such lesser number of Shares as are validly tendered and not properly withdrawn. If more than 8,925,815 Shares that would have otherwise been accepted are tendered pursuant to the Offer, then tendered Shares will be purchased on a pro rata basis (based on the number of Shares tendered by each stockholder) with adjustments to avoid the purchase of fractional Shares; provided, however, that the number of Shares purchased will not increase or decrease as a result of the proration unless we keep the Offer open for at least 10 business days from the date that notice of such increase or decrease is first published or sent or given to the Monster stockholders. If proration of tendered Shares is required, the Purchaser will determine and announce the proration factor promptly following the Expiration Date (as defined below). In such an event, the Purchaser will purchase from each tendering Monster stockholder a number of Shares equal to the product of  (x) the number of Shares such Monster stockholder properly tendered and did not properly withdraw prior to the Expiration Date (as defined below) multiplied by (y) the ratio of  (i) the total number of Shares properly tendered and not properly withdrawn by all Monster stockholders prior to the Expiration Date, divided by (ii) 8,925,815. After giving effect to the Offer, assuming 100% purchase of the Shares sought in the Offer, the Purchaser is expected to own approximately 19,225,815 shares of the outstanding Common Stock or 21.5% of the outstanding shares of Common Stock.
Upon the terms and subject to the conditions to the Offer, the Purchaser will accept for payment and pay $3.70 per Share, net to the seller, in cash, without interest, less any applicable withholding taxes, for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 5:00 p.m., New York City time, on Wednesday, November 23, 2016, unless and until, in accordance with the terms of this Offer to Purchase and applicable law, the Purchaser extends the period of time for which the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires.
We may elect to extend the Offer from time to time, including:
•
if required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or the NYSE that is applicable to the Offer;

•
if prior to the Expiration Date, any of the conditions to the Offer are not satisfied or waived (or are not expected to be satisfied by the Expiration Date); and

•
to ensure that the Offer will expire after the scheduled expiration of the Randstad Offer.

Subject to applicable law, the Purchaser may, without Monster’s consent, extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.
Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.
The Offer is not subject to a financing condition, nor is it conditioned on any minimum number of shares being tendered. The Offer is subject to the satisfaction or waiver of the conditions described under Section 13 — “Conditions to the Offer,” including the termination of both the Randstad Offer (as defined herein) and the Randstad Merger Agreement (as defined herein) at least two business days prior to expiration of the Offer, and the successful completion of the Consent Solicitation (as defined herein).
The Purchaser may, subject to applicable rules and regulations of the SEC, at any time and from time to time before the Expiration Date, increase the Offer Price or make any other changes to the terms of the Offer, or waive any condition to the Offer.

The Offer Price may, in the Purchaser’s sole discretion, be adjusted to reflect the effect of any stock split, reverse stock split, stock dividend, cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of Common Stock that occurs on or after October 25, 2016 and prior to the date any Shares are accepted for payment.
If by 5:00 p.m., New York City time, on Wednesday, November 23, 2016 (or any other time or date subsequently set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser may, subject to applicable rules and regulations of the SEC:
•
waive any of the unsatisfied conditions to the Offer and, subject to complying with the rules and regulations of the SEC applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

•
extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•
amend or make modifications to the Offer.

If the Purchaser extends the Offer, or if the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer and subject to applicable law and the rules and regulations of the SEC, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be properly withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.
Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of shares).
If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition to the Offer, the Purchaser will file with the SEC an amendment to the Tender Offer Statement on Schedule TO with respect to the Offer, disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including, without limitation, the materiality of the changed terms or information. The Purchaser understands the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the offer price and the number of shares of Common Stock being sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. A change in price or a change in percentage of securities sought generally requires that an offer remain open for a minimum of ten business days from the date the change is first published, sent or given to security holders. If, prior to the Expiration Date and subject to the limitations herein, the Purchaser changes the percentage of shares of Common Stock being sought or the consideration offered to Monster stockholders, that change will apply to all holders whose Shares are accepted for payment pursuant to the Purchaser’s offer, regardless of whether the Shares were tendered before or after the change. The requirement to extend the Offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the Expiration Date equals or exceeds the minimum extension period that would be required because of such change. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

If, prior to the Expiration Date, we increase the consideration being paid for Shares, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, regardless of whether such Shares were tendered before the announcement of such increase in consideration.
2.
Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), and provided that the Offer has not been terminated as described in Section 1 — “Terms of the Offer,” the Purchaser will accept for payment and promptly pay for all Shares validly tendered before the Expiration Date and not withdrawn in accordance with Section 4 — “Withdrawal Rights.” For a description of the Purchaser’s rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1 — “Terms of the Offer.”
In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:
•
the certificates for the Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or

•
in the case of a transfer effected under the book-entry transfer procedures described in Section 3 — “Procedure for Tendering Shares — Book-Entry Transfer,” a Book-Entry Confirmation and either an Agent’s Message as described in Section 3 — “Procedure for Tendering Shares” or a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; and

•
any other documents required by the Letter of Transmittal.

For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.
Accordingly, tendering stockholders may be paid at different times depending upon when share certificates or Book-Entry Confirmations with respect such stockholder’s Shares are actually received by the Depositary.
The Offer Price paid to any stockholder for Shares tendered in the Offer will be the highest per Share consideration paid to any other stockholder for Shares tendered in the Offer.
Upon the terms and subject to the conditions of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of or amendment to the Offer or any delay in making payment.
All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful.
If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased shares will be returned, without expense, to the tendering stockholder (or, in the case of shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility according to the procedures set forth in Section 3 — “Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and the shares will be credited to an account maintained at the Book-Entry Transfer Facility) promptly after the expiration or termination of the Offer.
If the Purchaser extends the Offer, or if the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4 — “Withdrawal Rights.”
The Purchaser reserves the right to transfer or assign in whole or in part from time to time to one or more of the direct or indirect wholly owned subsidiaries of its ultimate parent, MNG Enterprises, Inc., the right to purchase all or any Shares tendered pursuant to the Offer; provided that (i) any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of the stockholders to receive payment for Shares validly tendered and not properly withdrawn pursuant to the Offer and (ii) such assignee be included as a purchaser in the Offer in accordance with the applicable rules and regulations of the SEC, which may require the Purchaser to disseminate additional Offer materials and extend the term of the Offer.
The Purchaser will announce by press release the final results of the Offer, including whether all of the conditions to the Offer have been fulfilled or waived and whether the Purchaser will accept the tendered Shares for payment, promptly after expiration of the Offer, except that if there is proration, more time will be needed.
3.
Procedure for Tendering Shares

Valid Tender.   No alternative, conditional or contingent tenders will be accepted. A stockholder must follow one of the following procedures to validly tender Shares into the Offer:
•
for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date;

•
for Shares held in book-entry form, either an Agent’s Message or a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “— Book-Entry Transfer,” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case before the Expiration Date; or

•
for Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

The method of delivery of the Shares, the Letter of Transmittal (or a manually signed facsimile thereof) and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.
No Guaranteed Deliveries.   Shares may not be tendered by notice of guaranteed delivery. In order to validly tender Shares into the Offer, a stockholder must follow the procedures described above under “Valid Tender.”

Book-Entry Transfer.   The Depositary has agreed to establish an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within three business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at the address set forth on the back cover of this Offer to Purchase before the Expiration Date. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.” Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.
The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.
Signature Guarantees.   No signature guarantee is required on the Letter of Transmittal if:
•
the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•
Shares are tendered for the account of a financial institution (including most commercial banks, credit unions, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, the “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 3 and 4 to the Letter of Transmittal. If a share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to a person other than the registered holder(s) of the certificates surrendered, then the tendered share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder(s) appear on the share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instruction 3 to the Letter of Transmittal.
Other Requirements.   Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:
•
Share certificates (or a timely Book-Entry Confirmation);

•
a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal); and

•
any other documents required by the Letter of Transmittal.

For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.
Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of or amendment to the Offer or any delay in making payment.
Appointment as Proxy.   By executing the Letter of Transmittal (or a facsimile thereof or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other related securities or rights, including, without limitation, at any annual, special or adjourned meeting of Monster’s stockholders and in actions by written consent in lieu of any such meeting or otherwise, to the extent permitted by applicable law and Monster’s certificate of incorporation and bylaws, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Monster stockholders (including the Consent Solicitation).
Options.   The Offer is made only for shares of Common Stock and is not made for any options to acquire shares. Holders of vested but unexercised options to purchase shares of Common Stock may participate in the Offer only if they first exercise their options in accordance with the terms of the applicable option plan and tender some or all of the shares of stock issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such options that such holder will have sufficient time to comply with the procedures for tendering Shares described in this Section 3.
Determination of Validity.   All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof) or other required documents and as to the proper form for transfer of any share certificate, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding, subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto, (including the determination of whether any tender is complete and proper) shall be final and binding, subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the

Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.
Backup Withholding.   To avoid backup withholding of U.S. federal income tax on payments made in the Offer, each tendering U.S. holder must complete and return the IRS Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from the backup withholding rules. Tendering non-U.S. holders should complete and submit the applicable IRS Form W-8, which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. holder” and “non-U.S. holder” and a more detailed discussion of backup withholding, see Section 5 — “Certain U.S. Federal Income Tax Consequences.”
Tender Constitutes Binding Agreement.   The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the Purchaser has accepted for payment Shares validly tendered and not properly withdrawn, Purchaser will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions to the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).
4.
Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable.
Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after December 24, 2016, which is the 60th day after the date of the Offer, unless prior to that date the Purchaser has accepted for payment and paid for the Shares validly tendered in the Offer.
For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3 — “Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures described in Section 3 — “Procedure for Tendering Shares” at any time before the Expiration Date.
If the Purchaser extends the Offer, is delayed in its acceptance for payment or payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding, subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.
5.
Certain U.S. Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax consequences for the holders whose shares of Common Stock are sold in the Offer. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer or that any such contrary position would not be sustained by a court.
This discussion is limited to holders who hold shares of Common Stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of the holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, expatriates and certain former citizens or long-term residents of the United States, non-U.S. holders (as defined below) owning (actually or constructively) more than five percent of the shares of Common Stock, partnerships and other pass-through entities, real estate investment trusts, registered investment companies, controlled foreign corporations, passive foreign investment companies, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding shares of Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. This discussion also does not address the U.S. federal income tax consequence to holders of shares of Common Stock who acquired their shares of Common Stock through stock option or stock purchase plan programs or in other compensatory arrangements, or those who exercise appraisal rights under the Delaware General Corporation Law (the “DGCL”).
WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS.
As used in this discussion, a “U.S. holder” is any beneficial owner of shares of Common Stock who is treated for U.S. federal income tax purposes as:
•
an individual citizen or resident of the United States;

•
a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (i) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control or (ii) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

A “non-U.S. holder” is any beneficial owner of shares of Common Stock who is not a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) or a U.S. holder.
If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds shares of Common Stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold shares of Common Stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.
U.S. Holders
Effect of the Offer.   The receipt of cash in exchange for shares of Common Stock in the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for shares of Common Stock in the Offer will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the shares of Common Stock surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the shares of Common Stock exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of shares of Common Stock (i.e., shares of Common Stock acquired at the same cost in a single transaction) exchanged for cash in the Offer.
Information Reporting and Backup Withholding.   Payments made to U.S. holders in the Offer generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. holders that do not otherwise establish an exemption must complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding provided that they appropriately establish an exemption. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.
Medicare Tax.   Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their net gains from the disposition of the shares of Common Stock.
Non-U.S. Holders
Effect of the Offer.   A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for shares of Common Stock in the Offer unless:
•
the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met; or

•
the gain is effectively connected with the holder’s conduct of a trade or business in the United States, and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition of shares of Common Stock in the Offer, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
Gain described in the second bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as a U.S. holder. A non-U.S. holder that is a corporation also may subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for a taxable year, as adjusted for certain items.
Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding.   Payments made to non-U.S. holders in the Offer may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-U.S. holders generally can avoid backup withholding by providing the Depositary with the applicable and properly executed IRS Form W-8 certifying the holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.
6.
Price Range of the Shares

Shares of Common Stock are listed and traded on the New York Stock Exchange (the “NYSE”) under the symbol “MWW.” The following table sets forth, for the periods indicated, the high and low prices per share on the NYSE as reported in Monster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (“2015 Form 10-K”) with respect to periods through December 31, 2015 and as reported by published financial sources for periods starting January 1, 2016.
Fiscal Year	High	Low
2014:
First Quarter	$8.50	$5.62
Second Quarter	$7.73	$5.33
Third Quarter	$7.03	$5.33
Fourth Quarter	$5.55	$3.41
2015:
First Quarter	$6.84	$4.06
Second Quarter	$6.64	$5.50
Third Quarter	$8.23	$5.68
Fourth Quarter	$7.74	$5.54
2016:
First Quarter	$5.69	$2.43
Second Quarter	$3.50	$2.13
Third Quarter	$3.78	$2.37
Fourth Quarter (through October 24, 2016)	$3.52	$3.37
According to the Monster’s Consent Revocation Statement filed on Schedule 14A, filed with the SEC on October 18, 2016, as of October 14, 2016 there were 89,258,147 shares of Common Stock outstanding.
On October 20, 2016, the last full trading day before the announcement of the Offer, the closing price of the Common Stock reported on the NYSE was $3.37 per share. Stockholders are urged to obtain a current market quotation for shares of the Common Stock.

7.
Effect of the Offer on the Market for the Shares; The NYSE Listing; Exchange Act Registration; Margin Regulations

Market for the Shares.   The purchase of Shares in the Offer will reduce the number of shares of Common Stock that might otherwise trade publicly. As a result, the purchase of shares of Common Stock in the Offer could adversely affect the liquidity and market value of the remaining shares of Common Stock held by the public. The Purchaser cannot predict whether the reduction in the number of shares of Common Stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the shares of Common Stock, or whether it would cause future market prices to be greater or less than the Offer Price.
The NYSE Listing.   The Purchaser expects that shares of Common Stock will continue to be traded on the NYSE following the Offer. According to the published NYSE guidelines, NYSE would consider delisting the Common Stock if, among other things, the total number of holders of shares of Common Stock falls below 400 or the number of publicly held shares of Common Stock (as determined pursuant to NYSE rules) falls below 600,000.
Exchange Act Registration.   Shares of Common Stock are currently registered under the Exchange Act. The Purchaser expects that the consummation of the Offer will not affect Monster’s reporting requirements and that Monster will remain a reporting company under the Exchange Act. Notwithstanding the foregoing, following the Offer, the Common Stock may be eligible for deregistration under the Exchange Act. Registration of the Common Stock may be terminated if the Common Stock is not listed on a national securities exchange and there are fewer than 300 holders of record of shares of Common Stock.
Termination of registration of the Common Stock under the Exchange Act, assuming there are no other securities of Monster subject to registration, would substantially reduce the information required to be furnished by Monster to its stockholders and would make certain provisions of the Exchange Act no longer applicable to Monster, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of  “affiliates” of Monster and persons holding “restricted securities” of Monster to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated.
8.
Certain Information Concerning Monster

Monster.   The following description of Monster and its business has been taken from Monster’s 2015 Form 10-K and is qualified in its entirety by reference to the 2015 Form 10-K.
Monster is a Delaware corporation and its predecessor business was founded in 1967. Its current company was incorporated in Delaware and became a public company in 1996. The Common Stock trades on the NYSE under the symbol “MWW.” Monster’s principal executive offices are located at 133 Boston Post Road, Building 15, Weston, Massachusetts 02493. Monster’s telephone number at such principal executive offices is (978) 461-8000.
Monster is a global leader in connecting people to jobs, wherever they are. Monster’s mission is to help people improve their lives with access to the right job opportunities, and to enable customers to be more successful in finding the best talent anywhere. Today, Monster offers services in more than 40 countries, providing some of the broadest, most sophisticated job seeking, career management, recruitment and talent management capabilities. Monster continues its pioneering work of transforming the recruitment industry with advanced technology using intelligent digital, social and mobile solutions, including our flagship website monster.com® and a vast array of products and services.
Available Information.   Monster is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Monster’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Monster’s securities, any material interests of such persons in transactions with Monster, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Monster’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the SEC’s office at 100 F Street, N.E., Washington, D.C. 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Monster, who file electronically with the SEC. The address of that site is http://www.sec.gov.
Sources of Information.   Except as otherwise set forth in this Offer to Purchase, the information concerning Monster contained in this Offer to Purchase is based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Publicly available information concerning Monster may contain errors. Monster did not cooperate with the Purchaser in, and has not been involved in, the preparation of this Offer to Purchase and has not verified the information contained in this Offer to Purchase relating to Monster.
9.
Certain Information Concerning the Purchaser

The Purchaser, an indirect, wholly-owned subsidiary of MNG Enterprises, Inc., a Delaware corporation (“Parent” and, collectively with its direct and indirect subsidiaries, including Purchaser, “MediaNews”), is a leader in local, multiplatform news and information, distinguished by its original content and high quality, diversified portfolio of local media assets. MediaNews is the second largest newspaper company in the United States by circulation, serving an audience of over 40 million readers on a monthly basis. MediaNews’ portfolio of products includes 67 daily newspapers and 180 non-daily publications. MediaNews has a leading local news audience share in each of its primary markets and its content monetization platforms serve clients on both a national and local scale. MediaNews also has intimate knowledge of the job board space through its ownership of Jobs in the US, which operates regionally focused job boards in New England.
As of the date of this Offer to Purchase, Purchaser holds an aggregate number of 10,300,000 shares of Common Stock, representing approximately 11.6% of the total number of shares of Common Stock that were outstanding as of September 30, 2016.
In connection with this Offer, an affiliate of the Purchaser is conducting the Consent Solicitation to replace the current members of the Monster Board as an alternative to stockholders tendering their shares under the Randstad Offer.
Additional Information.   The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I hereto. During the past five years, none of the Purchaser, Parent or, to the knowledge of the Purchaser or Parent after reasonable inquiry, any of the persons listed in Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it, him or her from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.
Except as set forth elsewhere in this Offer to Purchase or in Schedule I to this Offer to Purchase: (i) none of Purchaser, Parent or, to the knowledge of Purchaser or Parent after reasonable inquiry, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of Purchaser, Parent or any of the persons so listed, beneficially owns or has a right to acquire any shares of Common Stock or any other equity securities of Monster; (ii) none of Purchaser, Parent or, to the knowledge of Purchaser or Parent after reasonable inquiry, any of the persons referred to in clause (i) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in shares of Common Stock or any other equity securities of Monster during the past 60 days; (iii) none of Purchaser, Parent, their subsidiaries or, to the knowledge of Purchaser or Parent after reasonable inquiry, any of the persons listed in Schedule I, has any contract, arrangement, or understanding with any other person with respect to any securities of

Monster (including, but not limited to, any contract, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (iv) in the past two years, except as previously disclosed in Monster’s filings with the SEC, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of Purchaser, Parent, their subsidiaries or, to the knowledge of Purchaser or Parent after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and Monster or any of its executive officers, directors or affiliates, on the other hand; and (v) in the past two years, there have been no negotiations, transactions or material contacts between any of Purchaser, Parent, their subsidiaries or, to the knowledge of Purchaser or Parent after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and Monster or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Monster securities, an election of Monster directors or a sale or other transfer of a material amount of assets of Monster.
10.
Source and Amount of Funds

Completion of the Offer is not conditioned upon obtaining financing. The Purchaser estimates that the total funds required to complete the Offer will be approximately $33,025,515.50 plus any related transaction fees and expenses. The Purchaser will pay for the Shares with cash on hand and has no alternative financing arrangements or plans.
We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made solely for cash, (ii) we, through Parent and its controlled affiliates, will have sufficient funds to purchase all Shares validly tendered, and not properly withdrawn, in the Offer and (iii) the consummation of the Offer is not subject to any financing condition.
11.
Background of the Offer; Past Contacts; Negotiations and Transactions

The Purchaser regularly reviews potential investments across the media and technology industries. The Purchaser invested in Monster’s Common Stock because it believed that such shares were undervalued and represented a compelling investment opportunity.
On June 16, 2016, a representative of MediaNews Group, Inc., an affiliate of the Purchaser (“MNG”), and a representative of Alden Global Capital LLC (“Alden”) had a call with a representative of Monster’s investor relations team, to discuss Monster’s recent performance and other aspects of its business. On August 9, 2016, after the announcement of the Randstad Offer, the same representative of MNG had a second call with Monster’s investor relations representative which led MNG to believe that a formal auction process had not been undertaken prior to the signing of the Randstad Merger Agreement.
On August 19, 2016, MNG filed a Schedule 13D with the SEC stating its intention to engage in discussions with Monster’s management and the Monster Board, other stockholders of Monster and other interested parties regarding Monster’s business, including the recently announced Randstad Offer. MNG also issued a press release stating its opposition to the terms of the Randstad Offer given its belief the offering price of  $3.40 per share of Common Stock significantly undervalued the Company.
On September 13, 2016, MNG issued a press release recommending to stockholders of Monster that they not tender their shares of Common Stock under the Randstad Offer. In the press release, MNG announced its intention to conduct the Consent Solicitation to reconstitute the Monster Board. Also on September 13, MNG filed a Solicitation/Recommendation Statement on Schedule 14D9, in which it recommended that Monster stockholders not tender their shares in the Randstad Offer.
On September 30, 2016, MNG filed with the SEC a preliminary consent statement for the purposes of conducting the Consent Solicitation and issued a press release to stockholders of Monster announcing such filing.
On October 6, 2016, MNG sent a formal request to the Secretary of Monster requesting that the Monster Board fix a record date for the purposes of determining Monster’s stockholders who are entitled to execute, withhold or revoke consents relating to the Consent Solicitation and requested certain books and records of Monster.

On October 12, 2016, October 18, 2016 and October 19, 2016, MNG filed with the SEC amendments to its preliminary consent statement for the purposes of conducting the Consent Solicitation and issued press releases to stockholders of Monster announcing such filings.
On October 20, 2016, MNG filed with the SEC a definitive consent statement and, on October 21, 2016, MNG issued a press release announcing such filing and the expected launch of this Offer.
On October 25, 2016, the Purchaser commenced this Offer.
12.
Purpose of the Offer; Plans for Monster; Other Matters

Purpose of the Offer.   The Purchaser is making the Offer because it believes that the Monster Board has not acted in the best interests of the Company or pursued avenues that would maximize stockholder value. A prime example is the Monster Board’s decision to enter into the Randstad Merger Agreement, whereby Randstad agreed to acquire the stock of the Company for $3.40 per share of Common Stock pursuant to the Randstad Offer and subsequent merger. The Purchaser believes that a price of  $3.40 per share greatly undervalues the Company and we are confident there is a path forward for the Company that would create significantly more value for stockholders than selling to Randstad at such a price.
The Purchaser is conducting this Offer, in connection with the Consent Solicitation (which is being conducted by its affiliate, MediaNews Group, Inc.) to replace the current members of the Monster Board, as an alternative to stockholders tendering their shares under the Randstad Offer.
The Purchaser believes that, based on Monster’s public filings, the Monster Board has not acted in the best interests of Monster by: (i) conducting a flawed and disorganized sales process as shown, for instance, by allowing Monster to ignore the request of a bidder offering $4.45 per share to meet with Monster to discuss earnings forecasts and by giving another bidder offering $4.15 – $4.20 per share less than 24 hours to submit a formal bid, (ii) entering into the Randstad Merger Agreement for a purchase price of  $3.40 per share, when, only several months earlier, in December 2015, Monster was buying back stock at an average price of almost $6.00 per share, and (iii) overseeing a steady decline in revenue, from $942 million in 2011 to $635 million as of June, 2016 making for a -7.6% Compound Annual Growth Rate, as well as stockholder returns that lag behind its proxy peer group average.
The Purchaser believes that, with a new board of directors, the Company can be revitalized, instead of being sold to Randstad for an undervalued price of  $3.40 per share. If the Consent Solicitation is successful and the slate of directors is elected, the new directors would work to reduce expenses at Monster by $100-$150 million, monetize non-core or underperforming assets that are not being valued in Monster’s current stock price, reduce capital expenditures to be more in-line with competitors and other digital companies, simplify Monster’s product offering and increase sales productivity, focus marketing efforts on B2B customer acquisition and candidate acquisition to improve ROI for stockholders, and execute a rebranding campaign to attract millennials.
The Purchaser is confident that with the right leadership and oversight, Monster can stem the revenue declines it is experiencing and restructure its operations to significantly increase profitability.
Plans for Monster.   Following the consummation of the Offer, the Purchaser may, from time to time, communicate with, make proposals to, or otherwise attempt to influence, Monster’s management, members of the Monster Board (including the current Consent Solicitation) and other stockholders of Monster regarding the capitalization, business, operations and future plans of Monster. If the Consent Solicitation is successful and the new slate of directors replaces the current members of the Monster Board, two such new directors are affiliated with the Purchaser.
Following the consummation of the Offer, the Purchaser may own up to approximately 19,225,815 shares of the Common Stock or 21.5% of the outstanding shares of Common Stock. After completion or termination of the Offer, the Purchaser may, from time to time, seek to acquire additional shares of Common Stock through open market purchases, privately negotiated transactions, another tender offer or exchange offer or otherwise, upon terms and at prices as it determines, which may be more or less than the Offer Price, or formulate other purposes, plans or proposals regarding Monster or its Common Stock, to the extent deemed advisable in light of its general investment policies, market conditions or other factors including the “Change of Control” definition in the Credit Agreement.

Except as described above or elsewhere in this Offer to Purchase, none of the Purchaser, Parent, any executive officer or director of the Purchaser or any director or officer of Parent has any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Monster or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Monster or any of its subsidiaries, (iii) any material change in Monster’s present dividend rate or policy, or indebtedness or capitalization, (iv) any change in the Monster Board or management of Monster, (v) any other material change in Monster’s corporate structure or business, (vi) any class of equity securities of Monster being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (vii) any class of equity securities of Monster being eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
Appraisal Rights.   Holders of shares of Common Stock do not have appraisal rights in connection with the Offer.
13.
Conditions to the Offer

The Offer is not subject to a financing condition, nor is it conditioned on any minimum number of shares being tendered. The Offer is conditioned, however, on the satisfaction or waiver of the following conditions, which means the Purchaser is not obligated to accept for payment or pay for any Shares that are validly tendered in the Offer if:
(i)
both the Randstad Offer and the Randstad Merger Agreement have not been terminated at least two business days prior to expiration of the Offer; or

(ii)
the affirmative consent of the holders of record of a majority of the shares of outstanding voting securities of Monster as of the close of business on the record date for the Consent Solicitation has not been received in connection with any proposal in the Consent Solicitation, or any of the proposals in the Consent Solicitation has not been successfully implemented; or

(iii)
a required consent or approval applicable to the Offer is not obtained; or

(iv)
there is threatened, instituted or pending any action or proceeding by any government, governmental authority or agency or any other person (domestic, foreign or supranational) before any court or governmental authority or agency, domestic, foreign or supranational, (a) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of the Offer or the acceptance for payment of some or all of the Shares sought by the Purchaser or any of its subsidiaries or affiliates, (b) seeking to obtain material damages or otherwise directly or indirectly relating to the Offer, (c) seeking to impose limitations on the Purchaser’s ability or that of any of its subsidiaries or affiliates effectively to exercise any rights as record or beneficial owner of shares of Common Stock acquired or owned by the Purchaser or any of its subsidiaries or affiliates, including, without limitation, the right to vote any shares of Common Stock acquired or owned by the Purchaser or any of its subsidiaries or affiliates on all matters properly presented to Monster’s stockholders, or (d) that otherwise, in the Purchaser’s reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of Monster or any of its subsidiaries or affiliates or results, or may result in a material diminution in the value of Monster’s common stock; or

(v)
any action is taken, or any statute, rule, regulation, injunction, order or decree is proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the acceptance for payment of the Shares by any court, government or governmental authority or agency, domestic, foreign or supranational, or of any applicable foreign statutes or regulations (as in effect as of the date of this Offer to Purchase) to the Offer, that, in the Purchaser’s reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (a) through (d) of paragraph (iv) above; or

(vi)
(a) any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization,

operations or results of operations of Monster or any of its subsidiaries or affiliates that has or would reasonably be expected to have a material adverse effect on Monster or any of its subsidiaries or affiliates, based upon prevailing interpretations of Delaware law by the Court of Chancery of the State of Delaware or (b) there occurs any decline in the closing price for the Common Stock prior to the expiration of the Offer to less than $3.00; or
(vii)
there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the date of the Offer, or any change in the general political, market, economic or financial conditions in the United States or abroad that, in the Purchaser’s reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations of Monster and its subsidiaries, taken as a whole, (c) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (d) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (e) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (f) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the Purchaser’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (g) in the case of any of the foregoing existing at the time of the date of the Offer, a material acceleration or worsening thereof; or

(viii)
(a) a tender or exchange offer (other than the Randstad Offer) for some or all of the shares of Common Stock has been publicly proposed to be made or has been made by another person (including Randstad, Monster or any of their respective subsidiaries or affiliates), or has been publicly disclosed, (b) any person or group (including Randstad or any of its subsidiaries or affiliates) has entered into a definitive agreement (other than the Randstad Merger Agreement) or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Monster; or

(ix)
Monster or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, shares of Common Stock or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding shares of Common Stock or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional shares of Common Stock, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of shares of Common Stock or options to employees or directors in the ordinary course of business consistent with past practice), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Monster, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Monster, other than regular dividends on the Common Stock, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed, or announced its intent to enter into or entered into an agreement (other than the Randstad Merger Agreement, but otherwise including Randstad or any of its subsidiaries or affiliates) with respect to, or effected, any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of Monster or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in the Purchaser’s reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of Monster or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the shares of Common Stock, or (i) amended, or authorized or proposed any amendment to, Monster’s certificate of incorporation or bylaws (or other similar constituent documents); or
(x)
Monster has made any covenant, term or condition in any instrument or agreement of Monster or any of its subsidiaries that, in the Purchaser’s reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of Monster or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the shares of Common Stock.

The satisfaction or existence of any of the conditions to the Offer will be determined by the Purchaser in its reasonable discretion. These conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser in its reasonable discretion regardless of the circumstances giving rise to any of these conditions or may be waived (to the extent legally permissible) by the Purchaser in its sole discretion in whole or in part at any time or from time to time before the Expiration Date (provided that all conditions to the Offer must be satisfied or waived prior to the expiration of the Offer). The Purchaser expressly reserves the right to waive any of the conditions to the Offer (to the extent legally permissible) and to make any change in the terms of or conditions to the Offer. The waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Each such right will be deemed an ongoing right which may be asserted at any time or from time to time, except that any such right may not be asserted after the Expiration Date. Any determination made by the Purchaser concerning the events described in this section will be final and binding upon all parties, subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. The foregoing conditions are in addition to, and not in limitation of the rights of, the Purchaser to extend, terminate and/or modify the Offer.
14.
Adjustments

If on or after the date of this Offer to Purchase, Monster:
(a)
splits, combines or otherwise changes its shares of Common Stock or its capitalization;

(b)
acquires shares of its Common Stock or otherwise causes a reduction in the number of outstanding shares;

(c)
issues or sells any additional shares of its Common Stock (other than shares or options issued to employees or directors in the ordinary course of business consistent with past practice), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock; or

(d)
discloses that it has taken such action,

then, without prejudice to the Purchaser’s rights, the Purchaser may, in its sole discretion, make such adjustments in the Offer Price and other terms of the Offer as it deems appropriate, including, without limitation, the number or type of securities to be purchased.
15.
Certain Legal Matters

General.   Except as otherwise set forth in this Section 15, based on our review of Monster’s publicly available SEC filings and other information regarding Monster, we are not aware of any governmental licenses or regulatory permits that appear to be material to the business of Monster and that might be adversely affected by the acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by us as contemplated herein. In addition, except as set forth below, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it would be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Monster or our business or that certain parts of Monster or our business might not have to be disposed of or held separately. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13 — “Conditions of the Offer.”
Antitrust Compliance.   The Purchaser believes that the consummation of the Offer will not violate any antitrust laws, however, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action results in an injunction or order, Purchaser may not be obligated to consummate the Offer. See Section 13 — “Conditions to the Offer.”
State Takeover Laws.   A number of states (including Delaware, where Monster is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such time. In addition to Section 203 of the DGCL, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Monster, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer, we believe that there are reasonable bases for contesting the application of such laws.
If any government official or third party seeks to apply any state takeover law to the Offer, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 13 — “Conditions of the Offer.”
16.
Fees and Expenses

The Purchaser has retained Continental Stock Transfer & Trust Company to act as the Depositary and Okapi Partners LLC to act as the Information Agent in connection with the Offer. Such firms will receive reasonable and customary compensation for their services. The Purchaser has also agreed to reimburse such firms for certain reasonable out of pocket expenses and to indemnify such firms against certain liabilities in connection with their services.
As part of the services included in such retention, the Information Agent may contact holders of shares of Common Stock by personal interview, mail, electronic mail, telephone and/or other methods of electronic communication, and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of the Common Stock.

The Purchaser will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.
17.
Miscellaneous

The Purchaser is making the Offer to all holders of shares of Common Stock of Monster other than the Purchaser and its subsidiaries. The Purchaser is not aware of any state in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such state. However, if the Purchaser becomes aware of any state in which the Purchaser is prohibited from making the Offer by administrative or judicial action pursuant to a state statute, the Purchaser will make a good faith effort to comply with any such statute. If, after such good faith effort, the Purchaser cannot comply with any such statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of the Common Stock residing in such state.
No person has been authorized to give any information or to make any representation on the Purchaser’s or Parent’s behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of Purchaser, Parent, the Information Agent or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Purchaser, Parent or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.
Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Monster” and Section 9 — “Certain Information Concerning the Purchaser.”
STRATEGIC INVESTMENT OPPORTUNITIES LLC
October 25, 2016

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS
OF THE PURCHASER
Sole Member.   The sole member of the Purchaser is MNG Investment Holdings LLC, a Delaware limited liability company. The business address of the sole member of the Purchaser is c/o MediaNews Group, Inc., 101 W. Colfax Avenue, Suite 1100, Denver, Colorado, 80202.
Directors and Executive Officers.   The names of the executive officers of the Purchaser and Parent, the names of the directors of Parent, their present principal occupations or employment and material employment history for the past five years are set forth below. All directors and executive officers listed below are citizens of the United States. The business address of each of the directors and executive officers listed below is c/o MediaNews Group, Inc., 101 W. Colfax Avenue, Suite 1100, Denver, Colorado, 80202.
Name	Present Principal Occupation or Employment and Employment History
Steve Rossi	Steve Rossi has served as President and Chief Executive Officer of Parent since 2016 and has also served in this capacity for MNG since 2015. Prior to this, he was the Executive Vice President and Chief Operating Officer of MNG from 2006 to 2015.
Michael J. Koren	Michael J. Koren has served as Senior Vice President and Chief Financial Officer of Parent since 2016 and has also served in this capacity for MNG since 2014. He also serves as Chief Financial Officer of the Purchaser, a position he has held since 2016. Mr. Koren has been with MediaNews since 2001 and has previously served as its Senior Vice President and Chief Accounting Officer as well as Vice President and Controller.
Marshall Anstandig	Marshall Anstandig has served as Senior Vice President, General Counsel and Secretary of Parent since 2016 and has also served in this capacity for MNG since 2015. He also serves as General Counsel and Secretary of the Purchaser, a position he has held since 2016. He also serves as Senior Vice President and General Counsel of the California Newspapers Partnership, an affiliate of the Purchaser, a position he has held since 2015. Prior to this, from 1998 until 2006, he was the Vice President, Senior Labor & Employment Counsel for Knight Ridder Inc., the second largest newspaper company in the United States at that time.
Michael Tully	Michael Tully has served as the Executive Vice President, Mountain West of Parent since 2016 and has also served in this capacity for MNG since 2015. He is also President and CEO of The Denver Post, a position he has held since 2014. Prior to this, Mr. Tully served as President and Publisher of the San Jose Mercury News and Group Vice President for Bay Area News Group from 2008 to 2015.
Guy Gilmore	Guy Gilmore has served as the Executive Vice President, Eastern Region of Parent since 2016 and has also served in this capacity for MNG since 2013. Mr. Gilmore is also President and Publisher of the St. Paul Pioneer Press, a position he has held since 2007.
William J. Higginson	William J. Higginson has served as Executive Vice President, Operations of Parent since 2016 and has also served in this capacity for MNG since 2011. Prior to this appointment, Mr. Higginson served as President and Chief Operating Officer of Journal Register Company from 2010 until 2011.

Name	Present Principal Occupation or Employment and Employment History
Chris Loretto	Chris Loretto has served as Executive Vice President, Digital and Sales of Parent since 2016 and has also served in this capacity for MNG since 2014. From 2011 – 2014, Mr. Loretto was Vice President of Digital at the Los Angeles News Group. Prior to this, he was Director of Interactive Media, Product Development and Marketing at The Times Media Company of Northwest Indiana from 2006 to 2010 before being promoted to regional executive for Mid-Valley Newspapers, a position he served in 2011. Mr. Loretto also sits on the Executive Committee for the Local Media Consortium and the Board of Directors for Digital Content Next.
Joe Anto	Joe Anto has served as Senior Vice President of Strategy at Parent since 2016 and has also served in this capacity for MNG since 2015. From 2014 to 2015, he was Vice President of Business Development for MNG and also CEO at Jobs in the US, a subsidiary of MediaNews with regionally focused job board sites in New England. From 2013 to 2014, he was Managing Director at Digital First Ventures, the strategic investing division of MediaNews.
Ann Fitch	Ann Fitch has served as Vice President and Controller of Parent since 2016 and has also served in this capacity for MNG since 2014. Ms. Fitch, a CPA, has been with MediaNews since 2001, previously serving as the Director of Financial Reporting.
Linda Bradford	Linda Bradford has served as Vice President of Shared Services of Parent since 2016 and has also served in this capacity for MNG since 2007. Prior to this, Ms. Bradford served as the Director of Internal Audit of Parent since 2004.
Adel Ibrahim	Adel Ibrahim has served as Vice President of Circulation of Parent since 2016 and has also served in this capacity for MNG since 2016. Prior to this, Mr. Ibrahim served as Sales and Marketing Director and Vice President of Circulation at the Saint Paul Pioneer Press from 2008 to 2015.
Missy Miller	Missy Miller has served as Senior Vice President of Human Resources since 2016 and has also served in this capacity for MNG since 2016. Ms. Miller has also served as Senior Vice President of Human Resources and Labor Relations for The Denver Post since 2008.
Heath Freeman	Heath Freeman has served on the Board of Directors of the Parent since 2016 and as a member of the Board of Directors of MNG since 2011. Mr. Freeman is the President, a Founding Member, and Director of Alden Global Capital, LLC, a New York-based investment firm focused on deep value, catalyst driven investing, which is a shareholder of Parent. He has been with the firm since its founding in 2007, and has been its President since 2014.
R. Joseph Fuchs	R. Joseph Fuchs has served on the Board of Directors of Parent since 2016 and as a member of the Board of Directors of MNG since 2012. Mr. R. Joseph Fuchs has also served as President of Rockfleet Broadcasting, Inc. and is now retired.
Maz Akram	Maz Akram has served on the Board of Directors of Parent since 2016 and as a member of the Board of Directors of MNG since 2015. Mr. Akram is a private equity investment advisor to Zeus Capital Management and is the Managing Partner of Zaal Capital Advisors.

Name	Present Principal Occupation or Employment and Employment History
Martin Wade	Martin Wade has served on the Board of Directors of Parent since 2016 and as a member of the Board of Directors of MNG since 2015. For the past five years, Mr. Wade has served on the Board of Directors of Alliance One International, Readers Digest Association, and Readers Digest Holdings. He is also a Partner in Residence of Catalyst Acquisition Corp.
Christopher Minnetian	Christopher Minnetian has served on the Board of Directors of Parent since 2016 and as a member of the Board of Directors of MNG since 2015. Mr. Minnetian has served as the president of Smith Management since 2014, and prior to that time, as a Managing Director of Ripplewood Holdings LLC, a New York based private equity firm from 2001.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Monster or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.
The Depositary for the Offer is:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY
By Hand, Overnight Delivery or Mail:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY
Attn: Corporate Actions Dept.
17 Battery Place – 8th Floor
New York, NY 10004
For telephone inquiries: 1-917-262-2378
For email inquiries: reorg@continentalstock.com
Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the IRS Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.
The Information Agent for the Offer is:
Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, New York 10036
Banks and Brokerage Firms, Please Call: (212) 297-0720
Stockholders and All Others Call Toll-Free: (855) 305-0856
Email: info@okapipartners.com